

February 3, 2012

<u>Via E-mail</u>
Mr. Kevin A. Plank
President
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

      Re: Under Armour, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 24, 2011
              File No. 001-33202

Dear Mr. Plank:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining